SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                        Commission File Number 000-19514
                           NOTIFICATION OF LATE FILING

         (Check One):       Form 10-K     Form 11-K     Form 20-F    X Form 10-Q
 Form N-SAR
         For Period Ended:          September 30, 1998
 Transition Report on Form 10-K                 Transition Report on Form 10-Q
 Transition Report on Form 20-F                 Transition Report on Form N-SAR
 Transition Report on Form 11-K
         For the Transition Period Ended:
         Read attached instruction sheet before preparing form. Please print or type.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION
Full name of registrant    Gulfport Energy Corporation
Former name if applicable

Address of principal executive office (Street and number)
                  6307 Waterford  Boulevard,  Building D, Suite 100
City,  state and zip code     Oklahoma City, Oklahoma 73118

                                     PART II
                             RULE 12b-25 (b) AND (c)
         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
               (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form
                         N-SAR,  or portion  thereof  will be filed on or before
     X                    the 15th  calendar day  following  the prescribed  due
                         date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE
         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period: As a result of the registrant's financial condition, the registrant was required to reduce the number of internal accounting staff and to outsource a portion of its accounting functions. In addition, a third party engineering firm was delayed in providing the registrant with information needed to complete its financial statements. As a result, the registrant was not able to file its Quarterly Report on Form 10-Q for the three months ended September 30, 1998 on or before November 16, 1998.


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PART IV OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark Liddell                                (405)             848-8807
(Name)                                      (Area code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
X Yes   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
X Yes    No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the three months ended September 30, 1998, the Company reported oil and gas revenues of $2.3 million, a 53% decrease from $4.9 million for the comparable period in 1997. This decrease was primarily attributable to a significant reduction in the average oil and natural gas prices received during 1998 in combination with a 40% reduction in oil production and a 21% reduction in gas production from the same period in 1997. The decline in oil and gas production was due in part to the Company's failure to perform rework and development activities due to the lack of adequate working capital. The following table summarizes the Company's oil and gas production and related pricing for the three months ended September 30, 1998 and 1997.

                           Gulfport Energy Corporation
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  November 17, 1998                                    By   /s/ Mark Liddell
                                                                ----------------
                                                                Mark Liddell
                                                                President


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